UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP ANNOUNCES PRELIMINARY GUIDANCE FOR 2014

Santiago, Chile, November 26, 2013– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LFL / IPSA: LAN / Bovespa: LATM33), the leading airline group in Latin America, today reports its preliminary guidance for 2014.

Having reviewed our operational projections for 2014, we are providing preliminary guidance regarding capacity in both passenger and cargo operations. We expect to improve profitability and estimate operating margins for the full year 2014 to be in the range of 6% to 8%.

LATAM will review its guidance on a quarterly basis to incorporate any important changes in macroeconomic variables or operating performance.

Guidance			2013		2014
ASK Growth	International (Long Haul & Regional)		2% / 4%		(2%)/ 0%
	Brazil Domestic		(7%)/(9%)		0%
	SSC domestic		12% /14%		6% / 8%
	TOTAL		0% / 2%		(1%)/ 1%

ATK Growth			0% / 2%		(2%)/ 0%
Operating Margin		(FY 2013)	5% +/– 0.2pp	(FY 2014)	6% / 8%
Average exchange rate (BRL/USD)		(4Q13)	2.28	(FY 2014)	2.40
Jet Fuel Price (US$/bl)		(4Q13)	122	(FY 2014)	120

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 22 countries and cargo services to about 144 destinations in 27 countries, with a fleet of 325 aircraft. In total, LATAM Airlines Group S.A. has more than 52.000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This press release contains forward-looking statements. Such statements may include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

investor.relations@lan.com

Tel: (56-2) 565-8785

www.latamairlinesgroup.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Andres Osorio
	Name:	Andres Osorio
	Title:	Chief Financial Officer